December 9, 2024

Tim O'Leary
Chief Financial Officer
Priority Technology Holdings, Inc.
2001 Westside Parkway
Suite 155
Alpharetta, GA 30004

       Re: Priority Technology Holdings, Inc.
           Registration Statement on Form S-3
           Filed November 27, 2024
           File No. 333-283519
Dear Tim O'Leary:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   James Stevens